FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of October, 2005
CANON INC.
(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                     Form 40-F ☐
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                     No ☑
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____

SIGNATURES
CONSOLIDATED RESULTS FOR THE THIRD QUARTER AND THE NINE MONTHS ENDED SEPTEMBER 30, 2005
Operating Results and Financial Conditions
CONSOLIDATED FINANCIAL RESULTS FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2005 SUPPLEMENTARY REPORT

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date October 27, 2005	By	/s/ Hiroshi Kawashimo

(Signature)*
Hiroshi Kawashimo
General Manager, Finance Division
Canon Inc.

*	Print the name and title of the signing officer under his signature.
The following material is included.
1.Consolidated Results For The Third Quarter And The Nine Months Ended September 30, 2005

CONSOLIDATED RESULTS FOR THE THIRD QUARTER AND
THE NINE MONTHS ENDED SEPTEMBER 30, 2005
October 27, 2005
CONSOLIDATED RESULTS FOR THE THIRD QUARTER
(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual
	Three months	Three months			Three months
	ended	ended			ended
	September 30, 2005	September 30, 2004	Change(%)		September 30, 2005
	(Unaudited)	(Unaudited)			(Unaudited)
Net sales	¥878,503	¥838,304	+	4.8	$7,774,363
Operating profit	143,565	158,299	–	9.3	1,270,487
Income before income taxes and minority interests	155,312	162,629	–	4.5	1,374,442
Net income	¥100,617	¥101,780	–	1.1	$890,416

Net income per share:
- Basic	¥113.40	¥114.79	–	1.2	$1.00
- Diluted	113.31	114.62	–	1.1	1.00

CONSOLIDATED RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005
(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual					Projected
	Nine months	Nine months			Nine months	Year ending
	ended	ended			ended	December 31,
	September 30, 2005	September 30, 2004	Change(%)		September 30, 2005	2005	Change(%)
	(Unaudited)	(Unaudited)			(Unaudited)
Net sales	¥2,634,343	¥2,486,724	+	5.9	$23,312,770	¥3,740,000	+	7.8
Operating profit	413,754	411,675	+	0.5	3,661,540	587,000	+	7.9
Income before income taxes and minority interests	439,045	422,603	+	3.9	3,885,354	614,000	+	11.2
Net income	¥275,885	¥262,556	+	5.1	$2,441,460	¥384,000	+	11.8

Net income per share:
- Basic	¥311.01	¥296.70	+	4.8	$2.75	¥432.73	+	11.6
- Diluted	310.69	295.80	+	5.0	2.75	—		—

	Actual
	As of	As of			As of
	September 30, 2005	December 31, 2004	Change(%)		September 30, 2005
	(Unaudited)				(Unaudited)
Total assets	¥3,805,641	¥3,587,021	+	6.1	$33,678,239

Stockholders’ equity	¥2,448,242	¥2,209,896	+	10.8	$21,665,858

Notes:	1.	Canon’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

	2.	U.S. dollar amounts are translated from yen at the rate of JPY113=U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of September 30, 2005, solely for the convenience of the reader.

Canon Inc.	30-2, Shimomaruko 3-chome, Ohta-ku,
Headquarter office	Tokyo 146-8501, Japan
Phone: +81-3-3758-2111

Operating Results and Financial Conditions
2005 Third Quarter in Review
Looking back at the global economy in the third quarter of 2005, the U.S. economy continued to display growth despite concern over the economic impact of escalating crude oil prices, with private sector capital spending continuing to grow and employment conditions and capacity utilization remaining at stable levels. In Europe, such factors as an improved job market have resulted in a trend toward moderate recovery. As for Asia, while the rate of expansion in consumer spending and capital investment declined somewhat, China continued to achieve high economic growth and other Asian economies also enjoyed generally favorable performances. In Japan, the economy continued to recover gradually thanks to such factors as increased corporate investment and improved employment conditions, fueled by favorable corporate profits, and consumer spending remained robust.
As for the markets in which the Canon Group operates, within the camera segment demand for digital single-lens-reflex (SLR) cameras continued to grow significantly during the term. Sales of digital compact cameras also remained strong to realize healthy overall growth for the segment. Demand for network digital multifunction devices (MFDs) stayed strong as the office market moves toward multifunctionality, speed and color. Although sales of computer peripherals, including printers, grew for both multifunction and color models, the segment suffered amid a shift in demand toward high-performance low-priced machines. Demand for steppers, used in the production of semiconductors, tapered off because investment by chip manufacturers has entered a correction phase. Increased investment by manufacturers of liquid crystal displays (LCDs) fueled growth in the market for projection aligners, which are used in the production of LCD panels. The average value of the yen for the third quarter was ¥111.23 to the U.S. dollar and ¥135.73 to the euro, representing a year-on-year decrease of almost 1% against both currencies.
Amid these conditions, Canon’s consolidated net sales for the third quarter increased by 4.8% from the year-ago period to ¥878.5 billion (U.S.$7,774 million), boosted by a favorable rise in sales of digital cameras and color network MFDs, along with an increase in sales of printers. Net income for the third quarter totaled ¥100.6 billion (U.S.$890 million), a slight decrease of 1.1% year-on-year, mainly caused by such factors from the previous year as the gain realized from the return to the Japanese Government of the substitutional portion of the employees pension funds. With the ongoing production-reform efforts through the integration of manufacturing and development operations during the term and the timely launch of competitive new products amid the rising cost of crude oil and raw materials, Canon’s gross profit ratio for the third quarter was 48.9%, the same level as the year-ago period. Selling, general and administrative expenses for the third quarter increased 13.8% year-on-year, mainly due to such factors as R&D expenditures for the development of future businesses and increased advertising and sales promotion spending, along with such factors as expenses related to Canon Expo 2005, a showcase of the company’s latest products and future technologies that is held every 5 years, and a ¥13.8 billion expense deduction for the gain from the year-ago period realized from the return to the Japanese Government of the substitutional portion of the employees pension funds that the company and certain of its subsidiaries in Japan had operated. Consequently, operating profit in the third quarter totaled ¥143.6 billion (U.S.$1,270 million), a year-on-year decrease of 9.3%. Other income (deductions) improved by ¥7.4 billion (U.S.$66 million), mainly due to an increase in interest revenue and sales on securities. As a result, income before income taxes and minority interests in the third quarter totaled ¥155.3 billion (U.S.$1,374 million), a year-on-year decrease of 4.5%. The effective tax rate during the third quarter was 1.4 points lower compared with the previous year due to such factors as the introduction of the corporation size-based enterprise tax in Japan, which reduced the statutory tax rate from 42% to 40%. Consequently, as stated earlier, net income for the third quarter of 2005 totaled ¥100.6 billion (U.S.$890 million).
Basic net income per share for the third quarter was ¥113.40 (U.S.$1.00), a year-on-year decrease of ¥1.39 (U.S.$0.01).

Results by Product Segment
In the business machine segment, demand for network digital MFDs, which are grouped in the office imaging products sub-segment, indicates a shift from monochrome machines to color models, as well as a trend toward higher-end features. Additionally, amid color network digital MFDs, the iR C3170/2570 and iR C3220/2620 series continued to sell well in both Japan and overseas markets. Among monochrome network digital MFDs, such mid-level models as the iR4570/3570/2870/2270 contributed to the realization of expanded sales. Overall, sales of office imaging products in the third quarter realized a year-on-year increase of 3.7%. In the field of computer peripherals, laser beam printers enjoyed a year-on-year increase in unit sales, with color models increasing more than 30% and monochrome machines also recording healthy growth. Sales in value terms also realized growth despite the effect of the shift in market demand toward lower priced models. Inkjet printers recorded an increase in unit sales of approximately 10%, with the PIXMA iP3000/4000 and, in markets outside of Japan, the PIXMA MP110/130 maintaining brisk sales. Additionally, newly introduced models in overseas market, including the PIXMA iP4200/1600 and high-speed all-in-one models such as the PIXMA MP500/450, contributed to a stronger product lineup, which also led the sales in value term to realize growth. As a result, sales of computer peripherals for the third quarter realized a year-on-year increase of 4.4%. Sales of business information products, however, decreased by 15.4% due to the intentional curtailing of personal computer sales in the Japanese market. Collectively, sales of business machines during the third quarter totaled ¥598.2 billion (U.S.$5,294 million), a year-on-year increase of 3.1%. Despite active efforts to reduce costs and launch new products amid sever price competition, operating profit for the third quarter totaled ¥132.4 billion (U.S.$1,171 million), a year-on-year decrease of 5.2%, mainly due to a delay in the introduction of new inkjet printer products.
Within the camera segment, the continued strong demand for digital SLR cameras has fueled robust growth, with the EOS DIGITAL REBEL XT, launched in the first half, recording particularly strong sales along with continued healthy sales of the EOS 20D, launched in last year. This, in turn, has led to expanded sales of interchangeable lenses for SLR cameras. Sales of compact-model digital cameras also continued to expand apace, with healthy demand for the PowerShot SD400 and PowerShot A520, launched in the first half, as well as the PowerShot SD550 and PowerShot SD450, introduced in the third quarter. As a result, unit sales of digital cameras for the third quarter increased more than 30% from the year-ago period. In the field of digital video camcorders, newly introduced models such as the Optura 600, the Optura S1, and the DC20/10 recorded strong performances. Consequently, camera sales overall continued to enjoy growth of 23.1%, achieving total sales of ¥203.2 billion (U.S.$1,798 million). The operating profit ratio for the camera segment increased 6.0 points influenced by such factors as increased sales, cost reduction efforts, expanded sales of newly introduced models, and sales growth for such high valued-added products as digital SLR cameras. As a result, the operating profit for the period totaled ¥48.8 billion (U.S.$432 million), a year-on-year increase of 63.9%.
In the optical and other products segment, sales of steppers, used for the production of semiconductors, decreased substantially due to a drop in unit sales. While unit sales of aligners used in the production of LCDs decreased, sales in value terms remained at the same level as the previous year due to the rise in selling prices in line with the shift toward next-generation models capable of accommodating larger size LCD panels. As a result, third-quarter sales for the segment totaled ¥77.2 billion (U.S.$683 million), a year-on-year decrease of 17.3%. While efforts were made to reduce costs, operating profit for the segment declined year-on-year by 9.8% to ¥9.2 billion (U.S.$82 million), mainly due to the decrease in sales volume.
Cash Flow
In the nine months ended September 30, 2005, although Canon maintained the growth in sales and increased cash proceeds from sales, combined with an increase in net income, cash flow from operating activities totaled ¥368.7 billion (U.S.$3,263 million), a decrease of ¥18.6 billion (U.S.$165 million) due to an increased corporate tax payment accompanying the increase in profit last year.
Cash flow from investing activities totaled ¥288.4 billion (U.S.$2,552 million), a year-on-year increase of ¥113.3 billion (U.S.$1,002 million), caused by combination of such factors as a ¥271.0 billion (U.S.$2,398 million) in capital expenditure, which was used mainly to expand production capabilities in both Japan and overseas regions as well as to bolster the company’s R&D-related infrastructure, and also an acquisition of the stock of ANELVA Corporation.
Cash flow from financing activities recorded an outlay of ¥75.0 billion (U.S.$664 million), mainly resulting from continued repayment of loans and an increase in the dividend payout.
Consequently, cash and cash equivalents remained at a high level, totaling ¥903.1 billion (U.S.$7,992 million), an increase of ¥15.3 billion (U.S.$136 million), including the impact of currency exchange from the end of the previous year.

Outlook
Regarding the outlook for the global economy in the fourth quarter and thereafter, although prospects remain uncertain due to rising oil prices and the damage caused by catastrophic hurricanes in the United States, which could adversely affect consumer spending and exchange rate trends, the global economy is likely to continue its course toward recovery.
In the businesses in which Canon is involved, demand in the digital-camera market is expected to continue enjoying growth, particularly in overseas markets. As for network digital MFDs and laser beam printers, while stable demand is projected for full-color models, severe price competition and shifting demand toward lower priced models is expected to adversely affect sales. Within the semiconductor-production equipment market, demand for steppers has been tapering off, which is expected to result in sluggish sales. In the market for projection aligners used in the production of LCDs, demand for LCD production equipment is expected to show continued growth.
The company has revised upward its forecasts for the 2005 fiscal year and now anticipates consolidated net sales of ¥3,740.0 billion (U.S.$33,097 million), consolidated income before income taxes and minority interests of ¥614.0 billion (U.S.$5,434 million), and consolidated net income of ¥384.0 billion (U.S.$3,398 million). The company also projects non-consolidated net sales of ¥2,464.0 billion (U.S.$21,805 million), non-consolidated ordinary profit of ¥435.0 billion (U.S.$3,850 million), and non-consolidated net income of ¥286.0 billion (U.S.$2,531 million). Although uncertainty surrounds several factors that could affect currency exchange rates, significant changes in rates are not anticipated. The company’s forecasts for the remainder of 2005 are based on currency exchange assumptions of ¥112.00 to the U.S dollar and ¥135.00 to the euro.

Consolidated Outlook
Fiscal year

	Millions of yen
	Year ending			Year ended
	December 31, 2005		Change	December 31, 2004	Change (%)
	Previous Outlook (A)	Revised Outlook (B)	(B - A)	Results (C)	(B / C)
Net sales	¥3,680,000	¥3,740,000	¥60,000	¥3,467,853	+	7.8%
Income before income taxes and minority interests	594,000	614,000	20,000	552,116	+	11.2%
Net income	367,000	384,000	17,000	343,344	+	11.8%

Non-consolidated Outlook
Fiscal year

	Millions of yen
	Year ending			Year ended
	December 31, 2005		Change	December 31, 2004	Change (%)
	Previous Outlook (A)	Revised Outlook (B)	(B - A)	Results (C)	(B / C)
Net sales	¥2,446,000	¥2,464,000	¥18,000	¥2,278,374	+	8.1%
Ordinary profit	427,000	435,000	8,000	396,250	+	9.8%
Net income	277,000	286,000	9,000	249,251	+	14.7%

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
1. CONSOLIDATED STATEMENTS OF INCOME
     Results for the third quarter

					Thousands of
	Millions of yen				U.S. dollars
	Three months	Three months			Three months
	ended	ended			ended
	September 30, 2005	September 30, 2004	Change(%)		September 30, 2005
	(Unaudited)	(Unaudited)			(Unaudited)
Net sales	¥878,503	¥838,304	+	4.8	$7,774,363
Cost of sales	448,651	428,514			3,970,363

Gross profit	429,852	409,790	+	4.9	3,804,000
Selling, general and administrative expenses	286,287	251,491			2,533,513

Operating profit	143,565	158,299	–	9.3	1,270,487
Other income (deductions):
Interest and dividend income	3,573	1,690			31,619
Interest expense	(369)	(538)			(3,265)
Other, net	8,543	3,178			75,601

	11,747	4,330			103,955

Income before income taxes and minority interests	155,312	162,629	–	4.5	1,374,442
Income taxes	51,276	55,907			453,769

Income before minority interests	104,036	106,722			920,673
Minority interests	3,419	4,942			30,257

Net income	¥100,617	¥101,780	–	1.1	$890,416

Note:	Canon’s comprehensive income consists of net income, change in foreign currency translation adjustments, change in net unrealized gains (losses) on securities, change in net gains (losses) on derivative financial instruments and change in minimum pension liability adjustments. Comprehensive income for the three months ended September 30, 2005 and 2004 were JPY112,928 million (U.S.$999,363 thousand) and JPY153,874 million, respectively.
Results for the nine months

					Thousands of
	Millions of yen				U.S. dollars
	Nine months	Nine months			Nine months
	ended	ended			ended
	September 30, 2005	September 30, 2004	Change(%)		September 30, 2005
	(Unaudited)	(Unaudited)			(Unaudited)
Net sales	¥2,634,343	¥2,486,724	+	5.9	$23,312,770
Cost of sales	1,354,451	1,251,167			11,986,292

Gross profit	1,279,892	1,235,557	+	3.6	11,326,478
Selling, general and administrative expenses	866,138	823,882			7,664,938

Operating profit	413,754	411,675	+	0.5	3,661,540
Other income (deductions):
Interest and dividend income	9,543	4,717			84,451
Interest expense	(1,140)	(1,976)			(10,088)
Other, net	16,888	8,187			149,451

	25,291	10,928			223,814

Income before income taxes and minority interests	439,045	422,603	+	3.9	3,885,354
Income taxes	152,544	148,652			1,349,947

Income before minority interests	286,501	273,951			2,535,407
Minority interests	10,616	11,395			93,947

Net income	¥275,885	¥262,556	+	5.1	$2,441,460

Note:	Canon’s comprehensive income consists of net income, change in foreign currency translation adjustments, change in net unrealized gains (losses) on securities, change in net gains (losses) on derivative financial instruments and change in minimum pension liability adjustments. Comprehensive income for the nine months ended September 30, 2005 and 2004 were JPY302,021 million (U.S.$2,672,752 thousand) and JPY314,340 million, respectively.

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
2. DETAILS OF SALES
Results for the third quarter

					Thousands of
	Millions of yen				U.S. dollars
	Three months	Three months			Three months
	ended	ended			ended
Sales by product	September 30, 2005	September 30, 2004	Change(%)		September 30, 2005
	(Unaudited)	(Unaudited)			(Unaudited)
Business machines:
Office imaging products	¥275,337	¥265,590	+	3.7	$2,436,611
Computer peripherals	299,861	287,243	+	4.4	2,653,637
Business information products	22,987	27,179	–	15.4	203,425

	598,185	580,012	+	3.1	5,293,673
Cameras	203,160	164,991	+	23.1	1,797,876
Optical and other products	77,158	93,301	–	17.3	682,814

Total	¥878,503	¥838,304	+	4.8	$7,774,363

					Thousands of
	Millions of yen				U.S. dollars
	Three months	Three months			Three months
	ended	ended			ended
Sales by region	September 30, 2005	September 30, 2004	Change(%)		September 30, 2005
	(Unaudited)	(Unaudited)			(Unaudited)
Japan	¥195,320	¥196,104	–	0.4	$1,728,496
Overseas:
Americas	274,177	254,121	+	7.9	2,426,345
Europe	270,621	254,844	+	6.2	2,394,876
Other areas	138,385	133,235	+	3.9	1,224,646

	683,183	642,200	+	6.4	6,045,867

Total	¥878,503	¥838,304	+	4.8	$7,774,363

Results for the nine months

					Thousands of
	Millions of yen				U.S. dollars
	Nine months	Nine months			Nine months
	ended	ended			ended
Sales by product	September 30, 2005	September 30, 2004	Change(%)		September 30, 2005
	(Unaudited)	(Unaudited)			(Unaudited)
Business machines:
Office imaging products	¥843,136	¥819,838	+	2.8	$7,461,381
Computer peripherals	877,598	817,915	+	7.3	7,766,354
Business information products	74,482	84,520	–	11.9	659,132

	1,795,216	1,722,273	+	4.2	15,886,867
Cameras	582,312	512,324	+	13.7	5,153,204
Optical and other products	256,815	252,127	+	1.9	2,272,699

Total	¥2,634,343	¥2,486,724	+	5.9	$23,312,770

					Thousands of
	Millions of yen				U.S. dollars
	Nine months	Nine months			Nine months
	ended	ended			ended
Sales by region	September 30, 2005	September 30, 2004	Change(%)		September 30, 2005
	(Unaudited)	(Unaudited)			(Unaudited)
Japan	¥611,438	¥609,866	+	0.3	$5,410,956
Overseas:
Americas	792,303	749,002	+	5.8	7,011,531
Europe	822,287	770,411	+	6.7	7,276,876
Other areas	408,315	357,445	+	14.2	3,613,407

	2,022,905	1,876,858	+	7.8	17,901,814

Total	¥2,634,343	¥2,486,724	+	5.9	$23,312,770

Notes:	1. The primary products included in each of the product segments are as follows:

Business machines:

Office imaging products: Office network digital multifunction devices (MFDs) / Color network digital MFDs / Office copying machines / Personal-use copying machines / Full-color copying machines / etc.

Computer peripherals: Laser beam printers / Single function inkjet printers / Inkjet multifunction peripherals / Image scanners / etc.

Business information products: Computer information systems / Micrographic equipment / Personal information products / etc.

Cameras: SLR cameras / Compact cameras / Digital cameras / Digital video camcorders / etc.

Optical and other products: Semiconductor production equipment / Mirror projection mask aligners for LCD panels / Broadcasting equipment / Medical equipment / Components / etc.

2. The principal countries and regions included in each regional category are as follows:

Americas: United States of America, Canada, Latin America / Europe: England, Germany, France, Netherlands / Other Areas: Asian regions, China, Oceania

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
3. SEGMENT INFORMATION BY PRODUCT
Results for the third quarter

					Thousands of
	Millions of yen				U.S. dollars
	Three months	Three months			Three months
	ended	ended			ended
	September 30, 2005	September 30, 2004	Change(%)		September 30, 2005
	(Unaudited)	(Unaudited)			(Unaudited)
Business machines
Net sales:
Unaffiliated customers	¥598,185	¥580,012	+	3.1	$5,293,673
Intersegment	—	—		—	—

Total	598,185	580,012	+	3.1	5,293,673

Operating cost and expenses	465,806	440,411	+	5.8	4,122,177

Operating profit	132,379	139,601	-	5.2	1,171,496

Cameras
Net sales:
Unaffiliated customers	¥203,160	¥164,991	+	23.1	$1,797,876
Intersegment	—	—		—	—

Total	203,160	164,991	+	23.1	1,797,876

Operating cost and expenses	154,365	135,221	+	14.2	1,366,062

Operating profit	48,795	29,770	+	63.9	431,814

Optical and other products
Net sales:
Unaffiliated customers	¥77,158	¥93,301	-	17.3	$682,814
Intersegment	41,721	36,857	+	13.2	369,213

Total	118,879	130,158	-	8.7	1,052,027

Operating cost and expenses	109,651	119,929	-	8.6	970,363

Operating profit	9,228	10,229	-	9.8	81,664

Corporate and Eliminations
Net sales:
Unaffiliated customers	¥—	¥—		—	$—
Intersegment	(41,721)	(36,857)		—	(369,213)

Total	(41,721)	(36,857)		—	(369,213)

Operating cost and expenses	5,116	(15,556)		—	45,274

Operating profit	(46,837)	(21,301)		—	(414,487)

Consolidated
Net sales:
Unaffiliated customers	¥878,503	¥838,304	+	4.8	$7,774,363
Intersegment	—	—		—	—

Total	878,503	838,304	+	4.8	7,774,363

Operating cost and expenses	734,938	680,005	+	8.1	6,503,876

Operating profit	143,565	158,299	-	9.3	1,270,487

Note:	General corporate expenses of JPY46,850 million (U.S.$414,602 thousand) and JPY21,301 million in the three months ended September 30, 2005 and 2004, respectively, are included in “Corporate and Eliminations.” For the three months ended September 30, 2004, a gain of JPY13,769 million is also included, which relates to the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities.

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
Results for the nine months

					Thousands of
	Millions of yen				U.S. dollars
	Nine months	Nine months			Nine months
	ended	ended			ended
	September 30, 2005	September 30, 2004	Change(%)		September 30, 2005
	(Unaudited)	(Unaudited)			(Unaudited)
Business machines
Net sales:
Unaffiliated customers	¥1,795,216	¥1,722,273	+	4.2	$15,886,867
Intersegment	—	—		—	—

Total	1,795,216	1,722,273	+	4.2	15,886,867

Operating cost and expenses	1,403,384	1,333,911	+	5.2	12,419,327

Operating profit	391,832	388,362	+	0.9	3,467,540

Cameras
Net sales:
Unaffiliated customers	¥582,312	¥512,324	+	13.7	$5,153,204
Intersegment	—	—		—	—

Total	582,312	512,324	+	13.7	5,153,204

Operating cost and expenses	471,663	421,123	+	12.0	4,174,009

Operating profit	110,649	91,201	+	21.3	979,195

Optical and other products
Net sales:
Unaffiliated customers	¥256,815	¥252,127	+	1.9	$2,272,699
Intersegment	113,539	102,413	+	10.9	1,004,770

Total	370,354	354,540	+	4.5	3,277,469

Operating cost and expenses	340,087	329,152	+	3.3	3,009,619

Operating profit	30,267	25,388	+	19.2	267,850

Corporate and Eliminations
Net sales:
Unaffiliated customers	¥—	¥—		—	$—
Intersegment	(113,539)	(102,413)		—	(1,004,770)

Total	(113,539)	(102,413)		—	(1,004,770)

Operating cost and expenses	5,455	(9,137)		—	48,275

Operating profit	(118,994)	(93,276)		—	(1,053,045)

Consolidated
Net sales:
Unaffiliated customers	¥2,634,343	¥2,486,724	+	5.9	$23,312,770
Intersegment	—	—		—	—

Total	2,634,343	2,486,724	+	5.9	23,312,770

Operating cost and expenses	2,220,589	2,075,049	+	7.0	19,651,230

Operating profit	413,754	411,675	+	0.5	3,661,540

Note:	General corporate expenses of JPY119,010 million (U.S.$1,053,186 thousand) and JPY93,346 million in the nine months ended September 30, 2005 and 2004, respectively, are included in “Corporate and Eliminations.” For the nine months ended September 30, 2004, a gain of JPY13,769 million is also included, which relates to the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities.

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
4. CONSOLIDATED BALANCE SHEETS

				Thousands of
	Millions of yen			U.S. dollars
	As of	As of		As of
	September 30,	December 31,		September 30,
	2005	2004	Change	2005
	(Unaudited)			(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	¥903,106	¥887,774	¥15,332	$7,992,088
Marketable securities	1,274	1,554	(280)	11,274
Trade receivables, net	571,930	602,790	(30,860)	5,061,327
Inventories	538,320	489,128	49,192	4,763,894
Prepaid expenses and other current assets	264,696	250,906	13,790	2,342,444

Total current assets	2,279,326	2,232,152	47,174	20,171,027
Noncurrent receivables	14,050	14,567	(517)	124,336
Investments	98,862	97,461	1,401	874,885
Property, plant and equipment, net	1,107,609	961,714	145,895	9,801,850
Other assets	305,794	281,127	24,667	2,706,141

Total assets	¥3,805,641	¥3,587,021	¥218,620	$33,678,239

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term loans and current portion of long-term debt	¥17,639	¥9,879	¥7,760	$156,097
Trade payables	472,334	465,396	6,938	4,179,947
Income taxes	58,500	105,565	(47,065)	517,699
Accrued expenses	226,987	205,296	21,691	2,008,735
Other current liabilities	186,244	197,029	(10,785)	1,648,177

Total current liabilities	961,704	983,165	(21,461)	8,510,655
Long-term debt, excluding current installments	31,797	28,651	3,146	281,389
Accrued pension and severance cost	122,973	132,522	(9,549)	1,088,257
Other noncurrent liabilities	46,260	45,993	267	409,380

Total liabilities	1,162,734	1,190,331	(27,597)	10,289,681

Minority interests	194,665	186,794	7,871	1,722,700
Stockholders’ equity:
Common stock	174,274	173,864	410	1,542,248
Additional paid-in capital	402,103	401,773	330	3,558,434
Retained earnings	1,952,409	1,740,834	211,575	17,277,956
Accumulated other comprehensive income (loss)	(75,176)	(101,312)	26,136	(665,274)
Treasury stock	(5,368)	(5,263)	(105)	(47,506)

Total stockholders’ equity	2,448,242	2,209,896	238,346	21,665,858

Total liabilities and stockholders’ equity	¥3,805,641	¥3,587,021	¥218,620	$33,678,239

				Thousands of
	Millions of yen			U.S. dollars
	As of	As of		As of
	September 30,	December 31,		September 30,
	2005	2004		2005
	(Unaudited)			(Unaudited)
Allowance for doubtful receivables	¥11,952	¥11,657		$105,770
Accumulated depreciation	1,251,662	1,173,305		11,076,655
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(51,181)	(79,751)		(452,929)
Net unrealized gains (losses) on securities	4,645	7,470		41,106
Net gains (losses) on derivative financial instruments	(1,121)	(693)		(9,920)
Minimum pension liability adjustments	(27,519)	(28,338)		(243,531)

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
5. CONSOLIDATED STATEMENTS OF CASH FLOWS
Results for the nine months

			Thousands of
	Millions of yen		U.S. dollars
	Nine months	Nine months	Nine months
	ended	ended	ended
	September 30, 2005	September 30, 2004	September 30, 2005
	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	¥275,885	¥262,556	$2,441,460
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	158,620	137,126	1,403,717
Loss on disposal of property, plant and equipment	7,288	7,974	64,496
Deferred income taxes	7,307	13,241	64,664
Decrease in trade receivables	52,001	7,617	460,186
Increase in inventories	(27,332)	(83,678)	(241,876)
Increase (decrease) in trade payables	(10,438)	92,632	(92,372)
Decrease in income taxes	(47,186)	(12,984)	(417,575)
Increase in accrued expenses	15,044	9,028	133,132
Decrease in accrued pension and severance cost	(10,496)	(14,606)	(92,885)
Other, net	(52,030)	(31,614)	(460,443)

Net cash provided by operating activities	368,663	387,292	3,262,504

Cash flows from investing activities:
Purchases of property, plant and equipment	(271,014)	(197,277)	(2,398,354)
Proceeds from sale of property, plant and equipment	7,469	4,397	66,097
Purchases of available-for-sale securities	(1,591)	(98)	(14,080)
Proceeds from sale of available-for-sale securities	11,090	9,733	98,142
Purchases of other investments	(16,916)	(707)	(149,699)
Other, net	(17,367)	8,847	(153,690)

Net cash used in investing activities	(288,329)	(175,105)	(2,551,584)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	964	635	8,531
Repayments of long-term debt	(9,673)	(32,079)	(85,602)
Increase (decrease) in short-term loans	1,501	(1,535)	13,283
Dividends paid	(64,310)	(52,950)	(569,115)
Other, net	(3,497)	(4,848)	(30,947)

Net cash used in financing activities	(75,015)	(90,777)	(663,850)

Effect of exchange rate changes on cash and cash equivalents	10,013	1,037	88,611

Net increase in cash and cash equivalents	15,332	122,447	135,681

Cash and cash equivalents at beginning of period	887,774	690,298	7,856,407

Cash and cash equivalents at end of period	¥903,106	¥812,745	$7,992,088

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
6. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES
(1) NUMBER OF GROUP COMPANIES

	September 30, 2005	December 31, 2004	Change
Subsidiaries	190	184	6
Affiliates	15	17	(2)

Total	205	201	4

CHANGES IN GROUP OF ENTITIES

Subsidiaries
Addition:	10 Companies
Removal:	4 Companies

Affiliates (Carried at Equity Basis)
Removal:	2 Companies
(2) SIGNIFICANT ACCOUNTING POLICIES
The accompanying consolidated financial statements reflect the adjustments which management believes are necessary to conform them with accounting principles generally accepted in the United States of America, except for the segment information, as required by Statement of Financial Accounting Standards No.131, “Disclosures about Segments of an Enterprise and Related Information.”
7. OTHER
We have engaged Ernst & Young ShinNihon to complete a review of the consolidated statements of income, the consolidated balance sheets and the consolidated statements of cash flows as of and for the three and nine months ended September 30, 2005 based upon Statement of Auditing Standards No.100, “Interim Financial Information,” established by the American Institute of Certified Public Accountants.

Canon Inc.
October 27, 2005
CONSOLIDATED FINANCIAL RESULTS FOR
THE THIRD QUARTER ENDED SEPTEMBER 30, 2005
SUPPLEMENTARY REPORT

PAGE
1.	SALES BY REGION AND PRODUCT	S1
2.	SEGMENT INFORMATION BY PRODUCT	S2
3.	OTHER INCOME / DEDUCTIONS	S2
4.	SALES COMPOSITION BY PRODUCT	S3
5.	SALES GROWTH IN LOCAL CURRENCY	S3
6.	P&L SUMMARY (4th Quarter 2005/Projection)	S4
7.	PROFITABILITY	S4
8.	IMPACT OF FOREIGN EXCHANGE RATES	S4
9.	STATEMENTS OF CASH FLOWS	S4
10.	R&D EXPENDITURE	S5
11.	CAPITAL EXPENDITURE & DEPRECIATION AND AMORTIZATION	S5
12.	INVENTORIES	S5
13.	DEBT RATIO	S5
14.	OVERSEAS PRODUCTION RATIO	S5
15.	NUMBER OF EMPLOYEES	S5

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

Canon Inc.

1.SALES BY REGION AND PRODUCT	(Millions of yen)

	2005			2004			Change year over year
		4th quarter	Year
	3rd quarter	(P)	(P)	3rd quarter	4th quarter	Year	3rd quarter	4th quarter	Year
Japan
Business machines	138,824	188,767	632,100	138,521	172,541	602,772	+0.2%	+9.4%	+4.9%
Office imaging products	87,260	97,796	370,600	82,520	86,863	336,214	+5.7%	+12.6%	+10.2%
Computer peripherals	36,191	68,000	187,100	35,551	61,894	178,783	+1.8%	+9.9%	+4.7%
Business information products	15,373	22,971	74,400	20,450	23,784	87,775	-24.8%	-3.4%	-15.2%
Cameras	33,667	39,234	130,900	29,168	36,389	124,403	+15.4%	+7.8%	+5.2%
Optical and other products	22,829	51,361	127,800	28,415	30,938	122,559	-19.7%	+66.0%	+4.3%

Total	195,320	279,362	890,800	196,104	239,868	849,734	-0.4%	+16.5%	+4.8%

Overseas
Business machines	459,361	534,117	1,886,000	441,491	493,139	1,785,181	+4.0%	+8.3%	+5.6%
Office imaging products	188,077	228,168	798,500	183,070	214,271	784,758	+2.7%	+6.5%	+1.8%
Computer peripherals	263,670	296,402	1,054,900	251,692	270,105	971,131	+4.8%	+9.7%	+8.6%
Business information products	7,614	9,547	32,600	6,729	8,763	29,292	+13.2%	+8.9%	+11.3%
Cameras	169,493	236,554	727,200	135,823	214,366	638,676	+24.8%	+10.4%	+13.9%
Optical and other products	54,329	55,624	236,000	64,886	33,756	194,262	-16.3%	+64.8%	+21.5%

Total	683,183	826,295	2,849,200	642,200	741,261	2,618,119	+6.4%	+11.5%	+8.8%

Americas
Business machines	195,487	218,647	789,100	190,549	206,347	762,592	+2.6%	+6.0%	+3.5%
Office imaging products	88,124	96,107	350,000	85,051	94,355	355,375	+3.6%	+1.9%	-1.5%
Computer peripherals	103,341	117,973	423,100	102,008	107,754	392,800	+1.3%	+9.5%	+7.7%
Business information products	4,022	4,567	16,000	3,490	4,238	14,417	+15.2%	+7.8%	+11.0%
Cameras	68,533	107,702	300,800	53,515	95,181	262,873	+28.1%	+13.2%	+14.4%
Optical and other products	10,157	9,548	38,300	10,057	8,895	33,960	+1.0%	+7.3%	+12.8%

Total	274,177	335,897	1,128,200	254,121	310,423	1,059,425	+7.9%	+8.2%	+6.5%

Europe
Business machines	196,343	245,231	839,600	191,143	227,892	794,601	+2.7%	+7.6%	+5.7%
Office imaging products	77,550	108,278	361,900	77,717	100,790	350,644	-0.2%	+7.4%	+3.2%
Computer peripherals	115,947	132,753	464,100	110,845	123,205	431,742	+4.6%	+7.7%	+7.5%
Business information products	2,846	4,200	13,600	2,581	3,897	12,215	+10.3%	+7.8%	+11.3%
Cameras	68,709	93,358	303,900	58,684	89,461	277,307	+17.1%	+4.4%	+9.6%
Optical and other products	5,569	6,724	24,100	5,017	5,531	21,387	+11.0%	+21.6%	+12.7%

Total	270,621	345,313	1,167,600	254,844	322,884	1,093,295	+6.2%	+6.9%	+6.8%

Other areas
Business machines	67,531	70,239	257,300	59,799	58,900	227,988	+12.9%	+19.3%	+12.9%
Office imaging products	22,403	23,783	86,600	20,302	19,126	78,739	+10.3%	+24.3%	+10.0%
Computer peripherals	44,382	45,676	167,700	38,839	39,146	146,589	+14.3%	+16.7%	+14.4%
Business information products	746	780	3,000	658	628	2,660	+13.4%	+24.2%	+12.8%
Cameras	32,251	35,494	122,500	23,624	29,724	98,496	+36.5%	+19.4%	+24.4%
Optical and other products	38,603	39,352	173,600	49,812	19,330	138,915	-22.5%	+103.6%	+25.0%

Total	138,385	145,085	553,400	133,235	107,954	465,399	+3.9%	+34.4%	+18.9%

Total
Business machines	598,185	722,884	2,518,100	580,012	665,680	2,387,953	+3.1%	+8.6%	+5.5%
Office imaging products	275,337	325,964	1,169,100	265,590	301,134	1,120,972	+3.7%	+8.2%	+4.3%
Computer peripherals	299,861	364,402	1,242,000	287,243	331,999	1,149,914	+4.4%	+9.8%	+8.0%
Business information products	22,987	32,518	107,000	27,179	32,547	117,067	-15.4%	-0.1%	-8.6%
Cameras	203,160	275,788	858,100	164,991	250,755	763,079	+23.1%	+10.0%	+12.5%
Optical and other products	77,158	106,985	363,800	93,301	64,694	316,821	-17.3%	+65.4%	+14.8%

Total	878,503	1,105,657	3,740,000	838,304	981,129	3,467,853	+4.8%	+12.7%	+7.8%

(P)=Projection
 -S1-

Canon Inc.

2. SEGMENT INFORMATION BY PRODUCT	(Millions of yen)

	2005			2004			Change year over year
		4th quarter	Year
	3rd quarter	(P)	(P)	3rd quarter	4th quarter	Year	3rd quarter	4th quarter	Year
Business machines
Unaffiliated customers	598,185	722,884	2,518,100	580,012	665,680	2,387,953	+3.1%	+8.6%	+5.5%
Intersegment	—	—	—	—	—	—	—	—	—

Total sales	598,185	722,884	2,518,100	580,012	665,680	2,387,953	+3.1%	+8.6%	+5.5%

Operating profit	132,379	162,168	554,000	139,601	132,722	521,084	-5.2%	+22.2%	+6.3%
% of sales	22.1%	22.4%	22.0%	24.1%	19.9%	21.8%	—	—	—
Cameras
Unaffiliated customers	203,160	275,788	858,100	164,991	250,755	763,079	+23.1%	+10.0%	+12.5%
Intersegment	—	—	—	—	—	—	—	—	—

Total sales	203,160	275,788	858,100	164,991	250,755	763,079	+23.1%	+10.0%	+12.5%

Operating profit	48,795	51,051	161,700	29,770	39,597	130,798	+63.9%	+28.9%	+23.6%
% of sales	24.0%	18.5%	18.8%	18.0%	15.8%	17.1%	—	—	—
Optical and other products
Unaffiliated customers	77,158	106,985	363,800	93,301	64,694	316,821	-17.3%	+65.4%	+14.8%
Intersegment	41,721	38,061	151,600	36,857	36,006	138,419	+13.2%	+5.7%	+9.5%

Total sales	118,879	145,046	515,400	130,158	100,700	455,240	-8.7%	+44.0%	+13.2%

Operating profit	9,228	8,933	39,200	10,229	3,444	28,832	-9.8%	+159.4%	+36.0%
% of sales	7.8%	6.2%	7.6%	7.9%	3.4%	6.3%	—	—	—
Corporate and Eliminations
Unaffiliated customers	—	—	—	—	—	—	—	—	—
Intersegment	-41,721	-38,061	-151,600	-36,857	-36,006	-138,419	—	—	—

Total sales	-41,721	-38,061	-151,600	-36,857	-36,006	-138,419	—	—	—

Operating profit	-46,837	-48,906	-167,900	-21,301	-43,645	-136,921	—	—	—
Consolidated
Unaffiliated customers	878,503	1,105,657	3,740,000	838,304	981,129	3,467,853	+4.8%	+12.7%	+7.8%
Intersegment	—	—	—	—	—	—	—	—	—

Total sales	878,503	1,105,657	3,740,000	838,304	981,129	3,467,853	+4.8%	+12.7%	+7.8%

Operating profit	143,565	173,246	587,000	158,299	132,118	543,793	-9.3%	+31.1%	+7.9%
% of sales	16.3%	15.7%	15.7%	18.9%	13.5%	15.7%	—	—	—
(P)=Projection

3. OTHER INCOME / DEDUCTIONS	(Millions of yen)

	2005			2004			Change year over year
		4th quarter	Year
	3rd quarter	(P)	(P)	3rd quarter	4th quarter	Year	3rd quarter	4th quarter	Year
Interest and dividend, net	3,204	3,197	11,600	1,152	1,621	4,362	+2,052	+1,576	+7,238
Forex gain / loss	-550	-3,452	-4,900	-1,200	-11,440	-17,800	+650	+7,988	+12,900
Equity earnings / loss of affiliated companies	-589	228	1,700	23	1,107	1,921	-612	-879	-221
Other, net	9,682	1,736	18,600	4,355	6,107	19,840	+5,327	-4,371	-1,240

Total	11,747	1,709	27,000	4,330	-2,605	8,323	+7,417	+4,314	+18,677

(P)=Projection
 -S2-

Canon Inc.
4.	SALES COMPOSITION BY PRODUCT

	2005			2004
		4th quarter	Year
	3rd quarter	(P)	(P)	3rd quarter	4th quarter	Year
Office imaging products
Monochrome copying machines	56%	53%	56%	61%	59%	62%
Digital*	96%	—	—	95%	96%	95%
Analog*	4%	—	—	5%	4%	5%
Color copying machines	29%	32%	29%	25%	26%	24%
Others	15%	15%	15%	14%	15%	14%
Computer peripherals
Laser beam printers	75%	63%	70%	75%	67%	71%
Inkjet printers	24%	36%	28%	23%	31%	27%
(includes inkjet MFPs) Others	1%	1%	2%	2%	2%	2%
Business information products
Personal computers	67%	72%	70%	74%	71%	74%
Others	33%	28%	30%	26%	29%	26%
Cameras
Film cameras / Lenses	18%	14%	16%	16%	14%	16%
Digital cameras	70%	71%	71%	68%	73%	69%
Video cameras	12%	15%	13%	16%	13%	15%
Optical and other products
Semiconductor production equipment	62%	47%	60%	70%	51%	63%
Others	38%	53%	40%	30%	49%	37%

*	Among office-use monochrome copying machines (hardware only)	(P)=Projection
5.	SALES GROWTH IN LOCAL CURRENCY

2005
		4th quarter	Year
	3rd quarter	(P)	(P)
Business machines
Japan	+0.2%	+9.4%	+4.9%
Overseas	+2.7%	+5.2%	+4.7%

Total	+2.1%	+6.3%	+4.8%

Cameras
Japan	+15.4%	+7.8%	+5.2%
Overseas	+23.3%	+7.5%	+12.6%

Total	+21.9%	+7.6%	+11.4%

Optical and other products
Japan	-19.7%	+66.0%	+4.3%
Overseas	-19.1%	+61.1%	+19.4%

Total	-19.2%	+63.4%	+13.5%

Total
Japan	-0.4%	+16.5%	+4.8%
Overseas	+4.9%	+8.4%	+7.8%
Americas	+6.7%	+2.3%	+5.6%
Europe	+5.1%	+7.4%	+5.9%
Other areas	+1.0%	+29.1%	+17.0%

Total	+3.6%	+10.4%	+7.0%

(P)=Projection
 -S3-

Canon Inc.

6. P&L SUMMARY (4th Quarter 2005/Projection)	(Millions of yen)

	2005	2004	Change year
	4th quarter(P)	4th quarter	over year
Net sales	1,105,657	981,129	+12.7%
Operating profit	173,246	132,118	+31.1%
Income before income taxes and minority interests	174,955	129,513	+35.1%
Net income	108,115	80,788	+33.8%
(P)=Projection
7.	PROFITABILITY

	2005		2004
	3rd quarter	Year(P)	3rd quarter	Year
ROE	16.7%	16.1%	19.6%	16.8%
ROA	10.8%	10.1%	12.0%	10.1%
(P)=Projection
8.	IMPACT OF FOREIGN EXCHANGE RATES

(1) Exchange rates	(Yen)

	2005			2004
	3rd quarter	4th quarter(P)	Year(P)	3rd quarter	4th quarter	Year
Yen/US$	111.23	112.00	109.07	109.97	105.86	108.12
Yen/Euro	135.73	135.00	135.71	134.37	137.14	134.57
(P)=Projection

(2) Impact of foreign exchange rates on sales (Year over year)	(Billions of yen)

2005
	3rd quarter	4th quarter(P)	Year(P)
US$	+5.5	+23.1	+18.5
Euro	+2.2	-4.5	+6.7
Other currencies	+3.0	+1.6	+6.8

Total	+10.7	+20.2	+32.0

(P)=Projection

(3) Impact of foreign exchange rates per yen	(Billions of yen)

2005
4th quarter(P)
On sales
US$	3.8
Euro	2.1
On operating profit
US$	2.1
Euro	1.6
(P)=Projection

9. STATEMENTS OF CASH FLOWS	(Millions of yen)

	2005		2004
	3rd quarter	Year(P)	3rd quarter	Year
Net cash provided by operating activities
Net income	100,617	384,000	101,780	343,344
Depreciation and amortization	60,064	220,000	49,746	192,692
Other, net	-49,979	16,000	-62,061	25,493

Total	110,702	620,000	89,465	561,529

Net cash used in investing activities	-107,273	-430,000	-65,185	-252,967
Free cash flow	3,429	190,000	24,280	308,562
Net cash used in financing activities	-36,606	-90,800	-26,451	-102,268
Effect of exchange rate changes on cash and cash equivalents	362	9,700	3,695	-8,818
Net change in cash and cash equivalents	-32,815	108,900	1,524	197,476
Cash and cash equivalents at end of period	903,106	996,700	812,745	887,774
(P)=Projection
 -S4-

Canon Inc.

10. R&D EXPENDITURE	(Millions of yen)

	2005			2004
	3rd quarter	4th quarter(P)	Year(P)	3rd quarter	4th quarter	Year
Business machines	25,359	—	—	25,908	36,964	120,916
Cameras	9,932	—	—	8,458	10,339	35,549
Optical and other products	29,723	—	—	25,054	36,215	118,835

Total	65,014	91,600	293,000	59,420	83,518	275,300

% of sales	7.4%	8.3%	7.8%	7.1%	8.5%	7.9%
(P)=Projection

11. CAPITAL EXPENDITURE & DEPRECIATION AND AMORTIZATION	(Millions of yen)

	2005			2004
	3rd quarter	4th quarter(P)	Year(P)	3rd quarter	4th quarter	Year
Capital expenditure	109,044	118,686	405,000	85,784	99,190	318,730
Depreciation and amortization	60,064	61,380	220,000	49,746	55,566	192,692
(P)=Projection

12. INVENTORIES	(Millions of yen)

(1) Inventories

	2005	2004
	Sep.30	Dec.31	Difference
Business machines	289,343	244,050	+45,293
Cameras	96,804	90,620	+6,184
Optical and other products	152,173	154,458	-2,285

Total	538,320	489,128	+49,192

(2) Inventories/Sales*	(Days)

	2005	2004
	Sep.30	Dec.31	Difference
Business machines	44	36	+8
Cameras	42	40	+2
Optical and other products	166	178	-12

Total	55	49	+6

*	Index based on the previous six months sales.

13. DEBT RATIO

	2005	2004
	Sep.30	Dec.31	Difference
Total debt / Total assets	1.3%	1.1%	+0.2%

14. OVERSEAS PRODUCTION RATIO

	2005	2004
	1st-3rd quarter	Year
Overseas production ratio	41%	42%

15. NUMBER OF EMPLOYEES

	2005	2004
	Sep.30	Dec.31	Difference
Japan	47,847	46,103	+1,744
Overseas	64,965	62,154	+2,811

Total	112,812	108,257	+4,555

 -S5-